[Ameritas Life Insurance Corp. Logo]

                                                                 5900 "O" Street
                                                              Lincoln, NE  68510
                                                                    402-467-1122

August 20, 2009

                                         Via EDGAR and by overnight express mail

Sally Samuel, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re: Ameritas Life Insurance Corp. ("Ameritas" or "Depositor") and Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 ("Separate Account" or "Registrant")
         Overture Accent! Flexible Premium Deferred Variable Annuity,
         1933 Act No. 333-142504
         Post-Effective Amendment No. 1 on Form N-4 Pursuant to Rule 485(a) Response to Commission Staff Comments

Dear Ms. Samuel:

This letter is in response to your comments, received by telephone on August 12, 2009, regarding Commission staff review of the above-referenced amendment filed on June 30, 2009. We have attached selected pages of the prospectus and Statement of Additional Information ("SAI") showing revisions resulting from these comments and responses.

1. Page 3 (page 4 of Rule 497(a) prospectus). You commented that the term "accumulation value" is used in other definitions and elsewhere in the prospectus and should be defined.

         Response:  We added the definition for "Accumulation Value."

2. Page 3. You also commented that the definition of "Policy
Year/Month/Anniversary" should not refer to "this Policy," but rather that the terms should refer to the respective anniversary dates of the date of issue of "the Policy described in this prospectus."

         Response:  We revised the definition as last stated above.

3. Pages 5 - 9. You commented that portfolio company expense waivers must be guaranteed for a full year in order to be used for the expense charts showing the minimum and maximum portfolio expenses and examples (as well as in the complete chart of portfolios that serve as underlying investment options for the variable annuity). You also commented that if a portfolio's expenses are impacted by short sales five basis points or greater, we should use an additional line (column) item in the complete chart of portfolios (much like the treatment of "acquired fund fees").

         Response: We reevaluated the expenses provided by the fund companies for each of the portfolios offered as underlying investments in the variable annuity and determined that the minimum expense amount should be revised from 0.36% to 0.37%, based on the fact that the waiver period for the minimum amount is guaranteed only through April 30, 2010. We revised the minimum and maximum expense charts and the examples chart for this information.

         We also determined that, because the complete chart of portfolio expenses is optional and this prospectus is for a product closed to new sales, and because we will provide policy owners with annual updates of portfolio expenses in the fund prospectuses sent each May, thus making the current chart obsolete, that the complete chart of portfolio expenses is not necessary or desirable in this prospectus. Therefore, we will not be including any change to this prospectus for short sales, but will include that information, as applicable, in other future filings for Ameritas variable products.

         Since the complete chart of portfolios is not used, we determined to keep two general footnotes, regarding (a) 12b-1 fees and other fees received by the company and (b) acquired fund fees and dividend expenses on short sales, below the minimum maximum chart. We moved a third note, regarding licenses for use of registered service marks to below the subaccount/portfolio objectives chart in the Separate Account section of the prospectus at page 13.

4. Page 18 (Page 24 of the Annuity II and III prospectus, Page 21 of Acclaim!). You commented that in the sentence "Many key rights and benefits under the Policy are summarized in this prospectus." We should change the word "Many" to "The."

         Response: In each prospectus, we revised the sentence to state "The key rights and benefits under the Policy are summarized in this prospectus."

5. Page 25 (Page 30 of the Annuity II and III prospectus, Pages 27-28 of Acclaim!). You commented that the Guaranteed Minimum Death Benefit ("GMDB") section should have the following revisions:

         (a) Add a sentence stating that the benefit is subject to the claims paying ability of the company.
         (b) Delete the last sentence directing readers to see the Policy.
         (c) Provide a numeric example of how to determine the amount of the benefit.

         Response:  We revised this section for each of the items listed above.

6. Page 30 (Page 30 of the Annuity II and III prospectus, Page 33 of Acclaim!) You commented that we cannot add qualifying text regarding reliance on the provisions of Rule 12h7.

         Response: We have taken appropriate steps to comply with the conditions of Rule 12h-7 and revised the statement accordingly.

7. SAI page 6. You commented that the correct telephone number for the SEC is 202-551-8090.

         Response:  We revised the SEC telephone number to 202-551-8090.

The changes discussed above apply to all four variable annuity filings submitted for the Separate Account on June 30, 2009. Pages from the Overture Accent! prospectus are attached to show these new revisions. We hope this correspondence adequately addresses your concerns. We are preparing Rule 485(b) audited filings for submittal August 31, 2009, with the proposed effective date of September 1, 2009, as stated in the Rule 485(a) filings.

We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/  Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel

Attachments/Enclosures

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account.

Accumulation Value on a given (valuation) date is equal to:
        1.  the value of the Fixed Account; plus
        2.  the total of the values in each Subaccount; plus
        3. any net premium received on that valuation date that is not yet allocated.

Annuitant is the person on whose life annuity payments involving life contingencies are based and who receives Policy annuity payments.

Annuity Date is the date annuity income payouts are scheduled to begin. You may change this date, as described in this prospectus.

Beneficiary(ies)
     Owner's Beneficiary(ies) is the person(s) or legal entity who becomes the Policy Owner upon the Owner's death and who receives the death benefit payable upon the Owner's death prior to the Annuity Date. If none is named, those benefits are paid to the Owner's estate.
     Annuitant's Beneficiary(ies) is the person(s) or legal entity who receives the death benefit payable upon the Annuitant's death.
     If either an Owner or Annuitant's Beneficiary is named in the application, but not both, we presume you intend that person(s) or entity to serve both roles.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value means the Accumulation Value minus the annual Policy fee and any withdrawal charge.

Owner, you, your is you - the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the date of issue of the Policy described in this prospectus.

Subaccount is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

We, Us, Our, Ameritas - Ameritas Life Insurance Corp.

Written Notice or Request - Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Ameritas, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-7335. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------

   This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain features described in this prospectus, may not be available in all states.

OVERTURE ACCENT!                     - 3 -

CHARGES
--------------------------------------------------------------------------------
Some charges are rounded. Charges shown are maximums, and may be less in certain states.

     BASE POLICY CHARGES

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

     The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer Policy value between investment options. State premium taxes may also be deducted.

                                                                                        Guaranteed       Current
                                                                                          Maximum          Fee
                                                                                            Fee
----------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
-------------------------------------- ---------------------------------------------- ---------------- ---------------
WITHDRAWAL CHARGE
(as a % of each premium withdrawn)             Years since receipt of premium
                                       ---- ----- ---- ---- ----- ---- ----- ---- ---- ------
                                        1    2     3    4    5     6    7     8    9    10+
                                       ---- ----- ---- ---- ----- ---- ----- ---- ---- ------
   9-Year Withdrawal Charge             8%    8%   8%   7%    7%   6%    5%   4%   2%    0%    -              -
---------------------------------- -------------------------------------------------- ---------------- ---------------
TRANSFER FEE (per transfer)        >>  first 15 transfers per year                         NONE             NONE
                                   >>  over 15 transfers in one Policy Year, we may         $10             $10
                                       charge ...
------------------------------------------------------------------------------------- --------------------------------
STATE PREMIUM TAXES (rates vary by state) (1)                                                   0% to 3.5%
----------------------------------------------------------------------------------------------------------------------

(1) Tax rates and timing of payment vary by state and may change. Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future. See the CHARGES EXPLAINED section.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.

------------------------------------------------------------------------------------- ---------------- ---------------
                                                                                        Guaranteed       Current
                                                                                          Maximum          Fee
                                                                                            Fee
----------------------------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE
------------------------------------------------------------------------------------- ---------------- ---------------
ANNUAL POLICY FEE                                                                           $40             $18
----------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
            (deducted daily from assets allocated to the Separate Account to equal the annual % shown )
------------------------------------------------------------------------------------- ---------------- ---------------

MORTALITY & EXPENSE RISK CHARGE                                                            0.80%           0.80%

ADMINISTRATIVE EXPENSE FEE                                                                 0.15%           0.15%
------------------------------------------------------------------------------------- ---------------- ---------------
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                                     0.95%           0.95%
----------------------------------------------------------------------------------------------------------------------

     PORTFOLIO COMPANY OPERATING EXPENSES

     The next table shows the minimum and maximum total operating expenses charged by the portfolio companies as of December 31, 2008 that you may pay periodically during the time that you own the Policy. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for that portfolio company.

--------------------------------------------------------------------------- -------------------- --------------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
                                                                                   Minimum              Maximum
--------------------------------------------------------------------------- -------------------- --------------------
Expenses that are deducted from portfolio company assests, including
management fees, distribution and/or service (12b-1) fees, and other                0.37%                5.78%
expenses
--------------------------------------------------------------------------- -------------------- --------------------

OVERTURE ACCENT!                     - 5 -

OVERTURE ACCENT!                     - 6 -

OVERTURE ACCENT!                     - 7 -

Some Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.
Some portfolios invest in other investment companies (the "acquired portfolios"), and some portfolios have dividend expenses on short sales. In each respective instance, portfolio shareholders indirectly bear these fees and expenses.


OVERTURE ACCENT!                     - 8 -

     EXAMPLES OF EXPENSES

     The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, contract charges, separate account annual expenses, and Subaccount underlying portfolio fees and expenses.

     The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart. Please note that although the examples assume $10,000 premium to aid comparisons, our minimum premium for this Policy is $25,000.

---------------------------------------------------------------------------------------------------------------------------
                              Surrender Policy at the end     Annuitize Policy at the end     Policy is neither surrendered
                                of the time period. ($)         of the time period. ($)           nor annuitized. ($)
---------------------------- ------------------------------- ------------------------------- ------------------------------
EXAMPLE                      1 Yr    3 Yr    5 Yr    10 Yr   1 Yr    3 Yr    5 Yr    10 Yr   1 Yr  3 Yr    5 Yr    10 Yr
---------------------------------------------------------------------------------------------------------------------------
    Maximum Policy           $1,506  $2,875  $4,089  $6,447  $1,506  $2,075  $3,389  $6,447  $706  $2,075  $3,389  $6,447
     Expenses (1)
---------------------------------------------------------------------------------------------------------------------------
    Minimum Policy           $952    $1,271  $1,510  $1,757  $952    $471    $810    $1,757  $152  $471    $810    $1,757
     Expenses (2)
---------------------------------------------------------------------------------------------------------------------------
(1) Maximum Policy Expenses. This example assumes maximum charges of 0.95% for Separate Account annual expenses, a $40
Policy fee, plus the maximum fees and expenses of any of the portfolio companies (5.78%).

(2) Minimum Policy Expenses. This example assumes current charges of 0.95% for Separate Account annual expenses, an $18
Policy fee, plus the minimum fees and expenses of any of the portfolio companies (0.37%).

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

o    Accumulation Unit Values

     We provide Accumulation Unit value history for each of the Separate Account variable investment options in APPENDIX A.

o    Financial Statements

     Financial statements of the Subaccounts of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.

CHARGES EXPLAINED
--------------------------------------------------------------------------------
     The following adds to information provided in the CHARGES section. Please review both prospectus sections for information on charges.

     WITHDRAWAL CHARGE

     We will deduct a withdrawal charge from Policy value upon a full surrender or partial withdrawal that exceeds the "free" withdrawal amount or does not qualify for a critical needs waiver of the withdrawal charge, and also from any Policy value paid out due to the Owner's death while withdrawal charges apply. (The "free" withdrawal feature and amount and critical needs waiver of withdrawal charges are described in this prospectus' POLICY DISTRIBUTIONS section.) A withdrawal charge will not be deducted on the date annuity income payments begin from amounts applied to provide annuity payments. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

     The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. Policy value is withdrawn by considering earnings to be withdrawn before any premium is withdrawn; this means that there may be

OVERTURE ACCENT!                     - 9 -

--------------------------------------------------------------------------------------------------------------------
                          FUND NAME                                            INVESTMENT ADVISER
Portfolio Name - Subadviser(s)                                Portfolio Type / Summary of Investment Strategy
--------------------------------------------------------------------------------------------------------------------
                Dreyfus Investment Portfolios                                The Dreyfus Corporation
--------------------------------------------------------------------------------------------------------------------
Dreyfus MidCap Stock Portfolio, Service Shares                     Index:  S&P** MidCap 400 Index.
--------------------------------------------------------------------------------------------------------------------
                   DWS Variable Series II                            Deutsche Investment Management Americas Inc.
--------------------------------------------------------------------------------------------------------------------
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A              Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
DWS Global Thematic VIP Portfolio, Class A                         Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
            Fidelity(R) Variable Insurance Products                       Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Asset ManagerSM Portfolio, Service Class -         Total return.
(1,2,3,4)
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Asset Manager: Growth(R) Portfolio, Service        Total return.
Class - (1,2,3,4)
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R) Portfolio, Service Class -           Long-term growth.
(1,2,3)
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income Portfolio, Service Class -           Index:  S&P 500** Index.
(1,2,3)
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth Portfolio, Service Class - (1,2,3)          Capital appreciation.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP High Income Portfolio, Service Class - (1,2)       Income and growth.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment Grade Bond Portfolio, Initial Class     Bond.
- (1,4)
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap Portfolio, Service Class - (1,2,3)         Long-term growth.
--------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas Portfolio, Service Class - (1,2,3)        Long-term growth.
--------------------------------------------------------------------------------------------------------------------
   - Subadvisers: (1)Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity
   International Investment Advisors (U.K.) Limited; (2) FMR Co., Inc., Fidelity Investments Japan Limited; (3)
   Fidelity Management & Research (U.K.) Inc.; and (4) Fidelity Investments Money Management, Inc.
--------------------------------------------------------------------------------------------------------------------
       MFS(R) Variable Insurance TrustSM                               Massachusetts Financial Services Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT New Discovery Series, Initial Class                     Capital appreciation.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Research International Series, Initial Class            Capital appreciation.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Strategic Income Series, Initial Class                  Total return with emphasis on high income.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Total Return Series, Initial Class                      Total return.
--------------------------------------------------------------------------------------------------------------------
MFS(R) VIT Utilities Series, Initial Class                         Total return.
--------------------------------------------------------------------------------------------------------------------
         Neuberger Berman Advisers Management Trust                        Neuberger Berman Management LLC
--------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio, Class I                    Capital growth.
--------------------------------------------------------------------------------------------------------------------
               PIMCO Variable Insurance Trust                          Pacific Investment Management Company LLC
--------------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio, Administrative Class                 Total return.
--------------------------------------------------------------------------------------------------------------------
                 Summit Mutual Funds, Inc.*                             Calvert Asset Management Company, Inc.
--------------------------------------------------------------------------------------------------------------------
Summit EAFE International Index Portfolio, Class I - World         Index:  MSCI EAFE Index.
Asset Management, Inc.
--------------------------------------------------------------------------------------------------------------------
Summit Inflation Protected Plus Portfolio - Summit                 Current income.
Investment Partners, Inc. ("Summit")
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Aggressive Portfolio -        Capital growth; investment income is secondary.
Summit
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Conservative Portfolio        Capital growth; investment income is secondary.
- Summit
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Target Portfolio -            Capital growth; investment income is secondary.
Summit
--------------------------------------------------------------------------------------------------------------------
Summit Nasdaq-100 Index Portfolio - Summit                         Index:  NASDAQ-100 Index.
--------------------------------------------------------------------------------------------------------------------
Summit Natural Resources Portfolio - Summit                        Capital growth.
--------------------------------------------------------------------------------------------------------------------
Summit Russell 2000 Small Cap Index Portfolio, Class I - Summit    Index:  Russell 2000 Index.
--------------------------------------------------------------------------------------------------------------------
Summit S&P 500** Index Portfolio - Summit                          Index:  S&P 500** Index.
--------------------------------------------------------------------------------------------------------------------
Summit S&P** MidCap 400 Index Portfolio, Class I - Summit          Index:  S&P** MidCap 400 Index.
--------------------------------------------------------------------------------------------------------------------
Summit Zenith Portfolio - No subadviser                            Long-term capital appreciation; current income is
                                                                   secondary.
--------------------------------------------------------------------------------------------------------------------
              T. Rowe Price Equity Series, Inc.                            T. Rowe Price Associates, Inc.
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Blue Chip Growth Portfolio-II                        Long-term capital growth and income.
--------------------------------------------------------------------------------------------------------------------
             Third Avenue Variable Series Trust                            Third Avenue Management LLC
--------------------------------------------------------------------------------------------------------------------
Third Avenue Value Portfolio                                       Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
           The Universal Institutional Funds, Inc.              Morgan Stanley Investment Management Inc., which
                                                                           does business as Van Kampen
--------------------------------------------------------------------------------------------------------------------
UIF Emerging Markets Equity Portfolio, Class I                     Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF Global Value Equity Portfolio, Class I                         Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF International Magnum Portfolio, Class I                        Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF U. S. Real Estate Portfolio, Class I                           Above average current income and long-term capital
                                                                   appreciation.
--------------------------------------------------------------------------------------------------------------------
* These funds and their investment adviser are part of the UNIFI Mutual Holding Company, the ultimate parent of Ameritas. Also, Calvert Distributors, Inc., an indirect subsidiary of UNIFI, is the underwriter for these funds.
** "Standard & Poor's (R)," "S&P (R)," "S&P 500 (R)," "Standard & Poor's 500," and "500" are trademarks of The
McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.


OVERTURE ACCENT!                     - 13 -

          o You must allocate all of your Policy value to one asset allocation model. We must receive notice of your asset allocation model election either by written notice or Internet (when available) before we can begin a program for you. Only you can select which model is best for you. The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you. You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.
          o Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected. Such rebalancing will be disclosed in quarterly statements to you. Performance of each model is updated daily on our website and is available upon request.
          o Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar's recommendations. When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective. If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.
          o If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes. You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your Policy.
          o If participation in the asset allocation program terminates, including by death of the Owner, Policy value will not be reallocated automatically if the model is changed, and thus will not reflect the adviser's most current allocation recommendations. Any additional premiums received will be returned.
          o AIC is compensated by us as principal underwriter for the Policies. We and AIC may also receive revenue sharing from other portfolios in the models. This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models. Also, Calvert Variable Series, Inc. and Summit Mutual Funds, Inc., which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy (these portfolios may or may not be included in the models). We believe any potential risk of a conflict of interest in these arrangements may be reduced by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding portfolios in the models.

     There is no additional charge for selecting the Model Asset Allocation program. Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value. For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information. More information about AIC's role as investment adviser for the program is available on AIC's Form ADV Part II which is delivered to you at the time you subscribe to the program. We may modify or discontinue the model asset allocation program at any time.

  IMPORTANT POLICY PROVISIONS
--------------------------------------------------------------------------------

     The OVERTURE ACCENT! Policy is a flexible premium deferred variable annuity Policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if the Annuitant dies before those payments begin, the Policy will pay a death benefit to the Annuitant's Beneficiary. The key rights and benefits under the Policy are summarized in this prospectus. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

OVERTURE ACCENT!                     - 18 -

  o  Guaranteed Minimum Death Benefit
     The Guaranteed Minimum Death Benefit ("GMDB") provides for payment of the GMDB amount instead of the death benefit (if the GMDB is greater than the death benefit). The GMDB is available if the Annuitant is age 0 to 70 on the date the Policy is issued. There is no additional charge for this feature and it may not be available in all states. The GMDB amount will depend on the Annuitant's issue age and when we receive satisfactory proof of the Annuitant's death. During the first seven Policy Years and after the Policy Anniversary nearest the Annuitant's 85th birthday, the GMDB amount is zero, and the death benefit payable is the greater of the Accumulation Value or total premiums paid less partial withdrawals. If there are joint Annuitants, references to Annuitant should be interpreted to be last surviving Annuitant.

     If satisfactory proof of the Annuitant's death is received on or after the 7th Policy Anniversary and before the Policy Anniversary nearest the Annuitant's 75th birthday, the GMDB amount is:

     (a)  the greater of (i) and (ii), where:
          (i) is the Accumulation Value as of the most recent 7-year Policy Anniversary; and
          (ii) is the GMDB immediately preceding the most recent 7-year Policy Anniversary;
     (b)  plus any premiums paid since the most recent 7-year Policy
          Anniversary;
     (c) minus any partial withdrawals, including withdrawal charges, since the most recent 7-year Policy Anniversary;
     (d) minus an adjustment for each partial withdrawal made since the most recent 7-year Policy Anniversary.

     If satisfactory proof of the Annuitant's death is received on or after the Policy Anniversary nearest the Annuitant's 75th birthday and before the Policy Anniversary nearest the Annuitant's 85th birthday, item (a) above is replaced with the following:

     (a)  the greater of (i) and (ii), where:
          (i) is the Accumulation Value as of the most recent 7-year Policy Anniversary on or prior to the Policy Anniversary nearest the Annuitant's 75th birthday; and
          (ii) is the GMDB immediately preceding the most recent 7-year Policy Anniversary on or prior to the Policy Anniversary nearest the Annuitant's 75th birthday;
Items (b), (c), and (d) are the same as above.

     For Annuitants issue age 68 to 70, the Accumulation Value as of the 7th Policy Anniversary will be used in calculating the GMDB prior to the Policy Anniversary nearest the Annuitant's 85th birthday. For Annuitants issue age 69 and 70, "75th birthday" is replaced by "76th birthday" and "77th birthday," respectively.

Guaranteed Minimum Death Benefit (GMDB) Example:

Assume the following items:
        (a)     Issue Age 30
        (b)     Initial Premium $25,000
        (c)     Accumulation Value as of the 7th Policy Anniversary is $40,000
        (d)     Additional premium of $5,000 received in the 9th Policy Year
        (e)     Gross partial withdrawal of $3,000 during the 12th Policy Year
        (f) Accumulation Value prior partial withdrawal during 12th Policy Year is $32,000
        (g)     Accumulation Value as of the 14th Policy Anniversary is $28,000
        (h)     Accumulation Value as of the 15th Policy Anniversary is $30,000

From this information, the following is determined:
   (a)  GMDB as of the 7th Policy Anniversary is $40,000
   (b)  GMDB after the additional premium payment in the 9th Policy Year is
        $45,000
   (c) Net Adjustment (ADJ) of the partial withdrawal in the 12th Policy Year is calculated using the following formula: ADJ = (G-AV) x PW
                                                    -----------------
                                                           AV
        where:
              G  = the GMDB under this rider before the partial withdrawal is made, provided that it is greater than AV
              AV = the Accumulation Value before the partial withdrawal is made PW = the amount of the partial withdrawal, including any withdrawal charges
                   Therefore, the ADJ for this example is calculated as follows:
                      ($45,000 - $32,000) x $3,000 = $1,218.75
                      ----------------------------
                                $32,000
   (d)  GMDB as of the 14th policy anniversary is calculated as:
        $40,000* + $5,000 - $3,000 - $1,218.75 = $40,781.25
   (e)  GMDB as of the 15th Policy Anniversary is $40,781.25

     This benefit is subject to the claims paying ability of Ameritas.

* The Accumulation Value as of the 7th Policy Anniversary is greater than the Accumulation Value as of the 14th Policy Anniversary and is also the GMDB immediately preceding the most recent 7-year Policy Anniversary.

OVERTURE ACCENT!                     - 25 -

MISCELLANEOUS
--------------------------------------------------------------------------------

     ABOUT OUR COMPANY

     Ameritas Life Insurance Corp. ("Ameritas") is responsible for providing the insurance and annuity benefits for each Policy described in this prospectus. Prior to May 1, 2007, AVLIC issued the Policy. Effective May 1, 2007, AVLIC merged with and into Ameritas ("Merger"). AVLIC was a wholly-owned subsidiary of Ameritas. On the date of the Merger, Ameritas acquired from AVLIC all of AVLIC's assets, and became directly liable for AVLIC's liabilities and obligations with respect to all policies issued by AVLIC then outstanding. The Merger was approved by the boards of directors of Ameritas and AVLIC. The Merger also received regulatory approval from the State of Nebraska Department of Insurance, the state of domicile of Ameritas and AVLIC. The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that guarantees your Policy benefits from AVLIC to Ameritas. The Merger also did not result in any adverse tax consequences for any Policy Owners.

     Ameritas is a stock life insurance company organized under the insurance laws of the State of Nebraska, in business since 1887. We are an indirect wholly-owned subsidiary of UNIFI Mutual Holding Company. Our office address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See the TABLE OF CONTENTS page of this prospectus, or the cover page or last page for information on how to contact us.) We are engaged in the business of issuing life insurance and annuities, group dental and vision insurance, retirement plans and 401(k) plans throughout the United States (except New York). The UNIFI companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, banking, and public financing.

     Ameritas relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

     DISTRIBUTION OF THE POLICIES

     Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, our majority-owned subsidiary, is the principal underwriter of the Policies. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time, but in calendar year 2008 the list included the following firms: Cambridge Investment Research, Inc., Commonwealth Financial Network, Harbour Investments, Inc., Investacorp, Inc., Investors Capital Corp., LPL Financial Services, and Sigma Financial Corporation. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES and CHARGES EXPLAINED sections.

     VOTING RIGHTS

     As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

     If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. It is possible that a small number of Policy Owners can determine the outcome of a voting proposal. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

     LEGAL PROCEEDINGS

     As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

OVERTURE ACCENT!                     - 30 -
investment options and their underlying portfolios are analyzed by Morningstar Associates, LLC, an independent analytical firm. Neither AIC nor we dictate to Morningstar the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). AIC and we believe reliance on recommendations of Morningstar to develop and update the models may reduce the potential for AIC and us to be influenced by these competing interests, but there can be no assurance of this.

AIC and we are under no obligation to continue the Morningstar Asset Allocator program, or any asset allocation program, and have the right to terminate or change such services at any time.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at www.sec.gov, select "Search for Company Filings," then type file number "811-05192" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 202-551-8090 for details and public hours.)

                          SERVICE MARKS AND COPYRIGHTS

"Ameritas" and the bison symbol, "Overture Accent!," "Overture Acclaim!," and "Overture Medley" are registered service marks of Ameritas Life Insurance Corp. The Policies and Policy prospectuses are copyrighted by Ameritas Life Insurance Corp.
                               LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee ("Ameritas") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product. S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI:6